# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alset Inc., CIK 0001750106
CUSIP: 02115D208
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 4800 Montgomery Lane, Suite 210, Bethesda, Maryland (MD), 20814
Date of event which requires filing of this statement: 01/27/2025
Amends the filing with accession number 0001493152-22-004590
Filed by CIK 0001261725
Persons authorized to receive notices and communications: Heng Fai Ambrose Chan, 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore, Singapore (U0), 038989, 011 65 6333 9181

## Reporting persons
- Heng Fai Ambrose Chan (CIK 0001261725): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); member of a group; source of funds: personal funds (PF); sole voting power 6,357,438; shared voting power 0; sole dispositive power 6,357,438; shared dispositive power 0; aggregate amount beneficially owned 6,357,438 (59.2% of the class)
  Comment: Includes 319,000 shares of common stock held by HFE Holdings Limited, of which Mr. Chan has sole voting and investment power with respect to such shares. Percentage is based upon 10,735,119 shares of common stock outstanding as of January 29, 2025.
- HFE Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 319,000; shared voting power 0; sole dispositive power 319,000; shared dispositive power 0; aggregate amount beneficially owned 319,000 (3% of the class)
  Comment: Percentage is based upon 10,735,119 shares of common stock outstanding as of January 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.001 Per Share
Name of issuer: Alset Inc.
Address of issuer's principal executive offices: 4800 Montgomery Lane, Suite 210, Bethesda, Maryland (MD), 20814

## Item 2. Identity and Background
Name of person filing: Heng Fai Ambrose Chan
Residence or business address: 9 Temasek Boulevard #14-06, Suntec Tower Two, Singapore 038989
Present principal occupation or employment: Chairman and Chief Executive Officer, Alset Inc., 4800 Montgomery Lane Suite 210, Bethesda, MD 20814
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 16, 2024, Mr. Chan acquired 7,413 shares of the Issuer's common stock at a weighted average purchase price of $0.9. This transaction was executed in multiple trades at prices ranging from $0.86 to $0.94.

On August 19, 2024, Mr. Chan acquired 20,000 shares of the Issuer's common stock at a weighted average purchase price of $0.96. This transaction was executed in multiple trades at prices ranging from $0.94 to $0.97.

On August 20, 2024, Mr. Chan acquired 2,983 shares of the Issuer's common stock at a weighted average purchase price of $0.95. This transaction was executed in multiple trades at prices ranging from $0.91 to $0.96.

On August 22, 2024, Mr. Chan acquired 12,867 shares of the Issuer's common stock at a weighted average purchase price of $1.17. This transaction was executed in multiple trades at prices ranging from $1.10 to $1.20.

On January 22, 2025, Mr. Chan acquired 50,000 shares of the Issuer's common stock at a weighted average purchase price of $0.85. This transaction was executed in multiple trades at prices ranging from $0.82 to $0.86.

On January 27, 2025, Mr. Chan acquired 100,000 shares of the Issuer's common stock at a weighted average purchase price of $0.93.

## Item 4. Purpose of Transaction
Purpose of transaction: All of the Issuer's securities owned by the Reporting Person have been acquired for investment purposes only. As of the date of this Schedule 13D, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 6,357,438, 59.2%
Number of shares as to which each person has sole or shared power to vote or dispose: 6,357,438
Transactions in the class effected during the past sixty days:
On January 22, 2025, Mr. Chan acquired 50,000 shares of the Issuer's common stock at a weighted average purchase price of $0.85. This transaction was executed in multiple trades at prices ranging from $0.82 to $0.86.

On January 27, 2025, Mr. Chan acquired 100,000 shares of the Issuer's common stock at a weighted average purchase price of $0.93.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement, by and between the Reporting Persons, incorporated by reference to Schedule 13D filed with the SEC on February 15, 2022.

## Signatures
- Heng Fai Ambrose Chan: Heng Fai Ambrose Chan, Heng Fai Ambrose Chan/Individual (01/29/2025)
- HFE Holdings Limited: Heng Fai Ambrose Chan, Heng Fai Ambrose Chan/Director, HFE Holdings Limited (01/29/2025)